February 1, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: John Dana Brown

Re:          Rockwell Collins, Inc.
                Registration Statement on Form S-4
                Filed November 23, 2016
                File No. 333-214774

Dear Mr. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Rockwell Collins, Inc. respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-214774) be accelerated by the Securities and Exchange Commission to February 3, 2017 at 12:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Richard Witzel of  Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0784 with any questions you may have regarding this request. In addition, please notify Mr. Witzel by telephone when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

/s/ Robert J. Perna
Robert J. Perna
Senior Vice President,
General Counsel and Secretary

cc:     Charles W. Mulaney, Jr.

          Skadden, Arps, Slate, Meagher & Flom LLP

          Richard C. Witzel, Jr.

          Skadden, Arps, Slate, Meagher & Flom LLP

[Signature page to Rockwell Collins S-4 Effectiveness Request]